UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Fiscal Year Ended	December 31, 2024

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ________________

Commission File Number: 1-14465

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IDACORP, Inc.
1221 W. Idaho Street
Boise, ID 83702-5627

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS
Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements of the Idaho Power Company Employee Savings Plan
as of December 31, 2024 and 2023, and for the Year Ended December 31, 2024:

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6 - 10

Supplemental Schedule as of December 31, 2024:

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)	11

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974 have been omitted because they are not applicable.

Signatures	12

Exhibits:

Index	13

23.1 Consent of Eide Bailly LLP, Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Fiduciary Committee, Plan Administrator, and Participants
Idaho Power Company Employee Savings Plan
Boise, Idaho

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Idaho Power Company Employee Savings Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Eide Bailly LLP

We have served as Idaho Power Company Employee Savings Plan’s auditor since 2014.

Denver, Colorado
June 25, 2025

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2024	2023
INVESTMENTS – at fair value:
Participant-directed	$882,147,080	$787,645,643
RECEIVABLES:
Notes receivable from participants	6,834,824	6,331,266
Participant contributions	824,813	563,987
Employer contributions	274,404	185,459
Total receivables	7,934,041	7,080,712
Cash	375	1,673
TOTAL ASSETS	890,081,496	794,728,028
NET ASSETS AVAILABLE FOR BENEFITS	$890,081,496	$794,728,028

See the accompanying notes to financial statements.

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2024
CONTRIBUTIONS:
Participant contributions	$32,871,122
Employer cash contributions	10,416,114
Total contributions	43,287,236
INVESTMENT INCOME:
Net appreciation in fair value of investments	72,049,080
Dividends and interest	41,889,150
Net investment income	113,938,230
DEDUCTIONS:
Benefits paid to participants	61,680,222
Administrative expenses	191,776
Total deductions	61,871,998

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	95,353,468

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	794,728,028
End of year	$890,081,496

See the accompanying notes to financial statements.

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEAR ENDED DECEMBER 31, 2024

1.     DESCRIPTION OF THE PLAN

The following brief description of the Idaho Power Company Employee Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document, as amended, for more complete information on the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees (full-time, part-time, and temporary) of IDACORP, Inc. (IDACORP) and its participating subsidiaries (collectively, the Company), including Idaho Power Company (the Plan Sponsor and the Plan Administrator), as allowed under Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan Sponsor's fiduciary committee controls and manages the operation and administration of the Plan. T. Rowe Price is the trustee of the Plan.

Eligibility - Employees who have attained 18 years of age are eligible to participate in the Plan and may enroll on their hire date; however, matching contributions are only vested upon completion of twelve months of employment.

Contributions - Eligible employees may participate in the Plan by contributing to the Savings Feature (after-tax) or the Deferred Feature (before-tax) of the Plan. Employees are also permitted to contribute after-tax dollars to a Roth 401(k) Feature. A participant may elect to contribute to any or all features up to 80 percent of eligible pay, as defined in the Plan, subject to certain IRC limitations. Eligible employees who do not make an affirmative election to participate (or to not participate) in the Plan are, subject to notice required by the IRC, deemed to have made an election to make a deferral contribution of 6 percent of the employee's compensation, which the employee can alter or revoke at any time.

The Company makes a matching contribution for the participant in an amount equal to 100 percent of the participant’s first 2 percent of eligible pay contributed to the Plan and 50 percent of the next 4 percent of eligible pay contributed to the Plan. Participant contributions in excess of 6 percent of eligible pay are not matched by the Company. Participants may also contribute certain rollover contributions from other plans.

Effective April 1, 2024, the Plan was amended to permit participants to elect an In-Plan Roth Rollover Contribution (IRRC) within the Plan, subject to certain limitations. Participants can make this election from their Savings, Deferred, or Rollover Feature account, excluding a Roth 401(k) Feature account. The IRRC will be made to a new IRRC Feature account within the Plan.

Participant Accounts - Individual accounts are maintained for each Plan participant for each Plan feature, as applicable. Each participant’s account is credited, as applicable, with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings and is charged with withdrawals and an allocation of Plan losses, and as applicable, any administrative expenses. Gains and losses on investments are allocated to participants’ accounts based upon relative fund account balances at regular valuation dates specified by the trustee of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers 12 ready-mixed (target date) portfolios, 24 core mutual funds, one common collective trust money market deposit account and IDACORP common stock as investment options for participants. A self-directed brokerage account option is also available to allow participants to select investment options not specifically offered by the Plan. Upon enrollment in the Plan, a participant may direct deferrals and employer contributions in any of the investment options offered by the Plan. Participants may change their investment options daily.

Vesting - Participants are fully vested immediately in their own contributions, plus actual earnings thereon. Matching contributions are vested only for participants who have completed twelve cumulative months of service. Matching contributions that are forfeited may be used to reduce the Company’s matching contribution in the year following the year in which the forfeiture arose. Forfeitures in the amount of $21,863 were used to reduce matching contributions during the year ended December 31, 2024.

Notes Receivable from Participants - Under certain circumstances participants may borrow against their vested account balances. The maximum principal amount of any loan is the lesser of (i) 50 percent of the balance of a participant’s vested account balance, determined on the day of the loan, minus the balance of all other loans from all other qualified plans, outstanding on that date, or (ii) $50,000, minus the participant’s highest outstanding principal balance of loans from the Plan, and from all other qualified plans, to the participant during the period of one year ending on the day preceding the origination of the loan being requested. Amounts held in a self-directed brokerage fund are included in the calculation of the maximum principal amount available for a loan but may not be used as a source for a loan. The interest rate on participant loans is set at the prime rate on the first business day of the month in which the loan is requested, plus one percent. The interest rate will remain fixed through the duration of the loan. All loans must be repaid within five years except for loans for the purchase of a primary residence, which have a maximum repayment period of ten years. The Plan permits only one outstanding loan per participant at a time. Principal and interest are paid through payroll deductions and credited to the participant's account. As of December 31, 2024, participant loans have maturities through 2032 at interest rates ranging from 4.25 percent to 9.50 percent.

Payments of Benefits and Withdrawals - Benefits are payable upon a participant’s disability, termination of employment, or death. In the event of disability or termination of employment, benefits are distributed when the participant elects to receive a distribution, which may be in the form of a lump sum distribution, installment distributions (monthly, quarterly, semi-annual, or annual), or when the participant is required to take a minimum distribution as defined by the IRC. If the participant dies on or after the date distributions begin, a beneficiary who is the participant's minor child, a chronically ill or disabled individual, or an individual not more than ten years younger than the participant, may take a lump sum distribution or elect installment distributions over their life expectancy or for a payment period of up to five years. When a child of a deceased participant reaches the age of majority, the Plan will distribute the child’s account in full no later than ten years after such date. A beneficiary who is a surviving spouse may take a lump sum distribution, elect installment distributions, or remain in the Plan subject to the mandatory minimum distribution requirements of the IRC. A beneficiary that does not meet the preceding criteria may take a lump sum distribution or installment distributions for a payment period of up to five years. The Plan conditionally offers certain additional benefits to survivors of participants who die while performing qualified military service, as defined in the IRC. Notwithstanding the above, in the event of death, disability, or termination of employment, for account balances of $5,000 or less, a lump sum payment will be made automatically. Persons otherwise entitled to a distribution under the Plan may elect to make partial withdrawals at least quarterly in accordance with procedures determined by the Plan Administrator.

The Plan permits in-service withdrawals from the Deferred and Rollover Features to be made (1) by participants who have incurred a hardship (as defined in the Plan) or (2) as frequently as once per calendar quarter by participants who have attained age 59 ½. In-service withdrawals also are permitted with respect to a participant’s after-tax contributions invested in the Savings Feature as frequently as once per calendar quarter. In-service withdrawals are permitted from the Roth 401(k) Feature if they are qualified distributions.

The Plan permits qualified reservist withdrawals of a participant's contributions from amounts attributable to elective deferrals in the Plan to be made by participants who are ordered or called to active military duty at specified times if certain conditions specified in the Plan are satisfied.

The Plan allows participants the option of obtaining distributions in the form of cash or common stock of IDACORP. The Plan allows the Plan Administrator to distribute the quarterly dividend on shares of IDACORP stock (the dividend pass-through feature) to electing participants in the Plan.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ materially from those estimates.

Risks and Uncertainties - Participants in the Plan invest in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and market volatility risks. Market risks include, but are not limited to, global events which could impact the value of investment securities, such as a pandemic, tariffs, or global conflict. Based on the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' accounts and the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value and quoted market prices are used to value investments. Shares of common stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The classification of investment earnings reported in the Statement of Changes in Net Assets Available for Benefits may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as those held during the year.

Contributions - Contributions from Plan participants and matching contributions from the Plan Sponsor are recorded in the year in which participant compensation is earned.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses had been recorded as of December 31, 2024 and 2023. Related fees are recorded as administrative expenses and are expensed when they are incurred.

Payment of Benefits - Benefits are recorded when paid. There were no participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2024 or 2023.

Administrative Expenses - Administrative expenses and certain fees relating to the Plan are shared by the Plan’s Sponsor and Plan participants, as provided for in the Plan document. Plan participants who have a brokerage account also pay a quarterly administrative fee. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

Subsequent Events - The Plan Sponsor has evaluated subsequent events through June 25, 2025, the date which the financial statements were available to be issued. Effective January 1, 2025, the Plan was amended to permit participants to elect an IRRC within the Plan from their matching contribution account, subject to certain limitations.

3.    FAIR VALUE MEASUREMENTS

The Plan has categorized its financial instruments into a three-level fair value hierarchy, based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under U.S. GAAP are described as follows:

•    Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•    Level 2: Inputs to the valuation methodology include the following:
◦ quoted prices for similar assets or liabilities in active markets;
◦    quoted prices for identical or similar assets or liabilities in inactive markets;
◦    inputs other than quoted prices that are observable for the asset or liability;
◦    inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•    Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. There were no changes in the methodologies used at December 31, 2024 and 2023, nor were there any transfers between levels for the years ended December 31,

2024 and 2023. The following is a description of the valuation methodologies used for assets measured at fair value.

•Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
•Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
•Brokerage securities: comprised of cash, common stocks, and mutual funds, which are valued at the closing price reported on the active market on which the securities are traded or the daily closing price as reported by the fund.
•Common Collective Trust Funds: Common collective trust funds are composed primarily of fully benefit-responsive investment contracts that are valued at the NAV of units of the common collective trust. The NAV is readily available and used to estimate fair value. Participant transactions (purchases and sales) may occur immediately. If the plan initiates a full redemption of the collective trust, no notice to the issuer is required.

The table below presents by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2024 and 2023.

	Level 1	Level 2	Level 3	Total
2024:
IDACORP Common Stock	$74,523,463	$—	$—	$74,523,463
Mutual Funds	733,238,265	—	—	733,238,265
Brokerage Securities	24,374,986	—	—	24,374,986
Common Collective Trust, Money Market	—	50,010,366	—	50,010,366
Total	$832,136,714	$50,010,366	$—	$882,147,080

2023:
IDACORP Common Stock	$75,560,227	$—	$—	$75,560,227
Mutual Funds	642,368,022	—	—	642,368,022
Brokerage Securities	19,497,181	—	—	19,497,181
Common Collective Trust, Money Market	—	50,220,213	—	50,220,213
Total	$737,425,430	$50,220,213	$—	$787,645,643

4.    PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA and the IRC. The Plan document includes provisions for the distribution of vested contributions in the event of the termination of the Plan.

5.     FEDERAL INCOME TAX STATUS

The Company received a determination letter, dated February 28, 2017, from the Internal Revenue Service (IRS) stating that the Plan, as amended, is qualified under Sections 401 and 501 of the IRC. The Company and the Plan Administrator believe that the Plan, including amendments subsequent to the date of the determination letter, is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Participants in a qualified plan are not subject to income taxes on Company contributions or dividend income allocated to their accounts until a distribution is made from the Plan. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.     RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The Plan offers IDACORP common stock as an investment option for participants. IDACORP is the parent company of the sponsoring employer; therefore, these transactions qualify as party-in-interest transactions. At December 31, 2024 and 2023, the Plan held 681,950 and 768,513 shares, respectively, of common stock of IDACORP, with a cost basis of $44,224,341 and $48,348,578, respectively.

During the year ended December 31, 2024, the Plan recorded dividend income from IDACORP of $2,206,624.

7.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table reconciles net assets available for benefits per the Plan’s financial statements to the Form 5500:

	December 31,
	2024	2023
Net assets available for benefits per the financial statements	$890,081,496	$794,728,028
Total deemed distributions to participants	(184,688)	(249,282)
Total net assets per the Form 5500	$889,896,808	$794,478,746

The following table reconciles the increase in net assets available for benefits per the financial statements to the Form 5500:

Year ended December 31, 2024
Increase in net assets available for benefits per the financial statements	$95,353,468
Add: Decrease in deemed distributions to participants	75,014
Less: Interest on deemed distributions	(10,420)
Net income per the Form 5500	$95,418,062

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

EMPLOYER ID NO. 82-0130980, PLAN NO. 006

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2024

	(b)	(c)	(d)	(e)
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
	Vanguard	Vanguard Institutional Index Fund		$103,058,393
*	IDACORP, Inc.	Common Stock		74,523,463
	Harbor Funds	Harbor Capital Appreciation Fund		68,844,287
*	T. Rowe Price	US Treasury Money Market Retail Common Collective Trust		50,010,366
	American Funds	American Funds Target 2045		49,061,600
	American Funds	American Funds Target 2040		46,422,156
	American Funds	American Funds Target 2035		42,682,584
	American Funds	American Funds Target 2030		38,169,986
	American Funds	American Funds Target 2050		34,669,865
	American Funds	American Funds Target 2025		30,804,511
	Vanguard	Vanguard Mid Cap Index Fund		30,417,681
	Dodge & Cox Funds	Dodge & Cox Income Fund		29,326,289
*	T. Rowe Price	T. Rowe Price Equity Income Fund		28,225,831
	Vanguard	Vanguard Balanced Index Fund		27,213,178
	Brokerage Account	Brokerage Securities		24,374,986
	MFS	MFS International Growth		20,886,591
	Putnam Investments	Putnam Large Cap Value Fund		19,365,363
	Invesco Investments	Invesco Small Cap Growth Fund		19,091,083
	American Funds	American Funds Target 2055		17,583,489
	Vanguard	Vanguard Small Cap Index Fund Institutional Class		16,158,135
	Transamerica	Transamerica Small Cap Value I		15,626,928
	American Funds	American Funds Target 2020		12,685,002
	Vanguard	Vanguard Total Bond Market Index Fund		12,409,183
	American Funds	American Funds Target 2060		10,065,098
	Vanguard	Vanguard Total International Stock Index Institutional		7,207,465
	Vanguard	Vanguard Selected Value		7,116,310
	Dimensional Fund Advisors	DFA International Value		6,621,022
	Causeway Funds	Causeway International Value Fund Institutional		6,056,832
	Putnam Investments	Putnam High Yield Advantage		5,862,355
	Baird Funds	Baird Mid Cap Growth Fund Institutional		4,507,491
	Payden Funds	Payden Low Duration Fund		4,281,784
	Dimensional Fund Advisors	DFA International Small Company Portfolio		4,160,821
	American Funds	American Funds Target 2065		3,515,370
	RBC	RBC Emerging Markets Equity		2,635,257
	American Funds	American Funds Target 2010		2,069,056
	American Funds	American Funds Target 2015		1,910,618
	Credit Suisse	Credit Suisse Commodity Return Strategy Fund Class I		1,902,917
	Putnam Investments	Putnam Global Income Trust		1,894,650
	Wasatch Funds	Wasatch Frontier Emerging Small Countries Fund		729,084
* ***	Notes Receivable From Participants	Maturing 2025 - 2032 at interest rates of 4.25% - 9.50%	$—	6,650,136

				$888,797,216

* Denotes a permitted party-in-interest with respect to the Plan.
** Cost information is not required for participant-directed investments and, therefore, is not included.
*** Net of $184,688 in deemed loan distributions.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, Idaho Power Company, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Idaho Power Company
Employee Savings Plan

By:	/s/ Brian R. Buckham
Idaho Power Company, as Plan Administrator,
by Brian R. Buckham,
Senior Vice President, Chief Financial Officer, and Treasurer

 Date:  June 25, 2025

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Eide Bailly LLP, Independent Registered Public Accounting Firm